Exhibit 99.1

ENZYMOTEC LTD.
Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel

Dear Enzymotec Ltd. Shareholders:

We cordially invite you to attend an extraordinary general meeting, or the Meeting, of shareholders of Enzymotec Ltd., or the Company, to be held at 5:00 p.m. (Israel time) on Thursday, February 12, 2015, at our offices at Sagi 2000 Industrial Area, Migdal Ha’Emeq 2310001, Israel.

The Company’s Notice of Extraordinary General Meeting of Shareholders and Proxy Statement appearing on the following pages describe in detail the matters to be acted upon at the Meeting.

Only shareholders of record at the close of business on Friday, January 9, 2015 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting.  Accordingly, after reading the enclosed Notice of Extraordinary General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card or voting instruction card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your voting instruction card.

January 22, 2015

Sincerely, Steve Dubin Chairman of the Board of Directors

ENZYMOTEC LTD.
Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel
 ________________________________

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 12, 2015
________________________________

Dear Enzymotec Ltd. Shareholders:

We cordially invite you to attend an extraordinary general meeting, or the Meeting, of shareholders of Enzymotec Ltd., or the Company, to be held at 5:00 p.m. (Israel time) on Thursday, February 12, 2015, at our offices at Sagi 2000 Industrial Area, Migdal Ha’Emeq 2310001, Israel.

The Meeting is being called for the following purposes:

(1)	To elect Mr. Holger Liepmann to serve as a class I director of the Company to serve until our annual meeting of shareholders in 2017 and to approve his compensation terms;

(2)	To approve changes in compensation terms for four members of our board of directors; and
(3)	To approve equity grants to Dr. Ariel Katz, our President and Chief Executive Officer.
Our Board recommends that you vote “FOR” each of the above proposals, which are described in greater detail in the attached Proxy Statement.

Only shareholders of record at the close of business on Friday, January 9, 2015 are entitled to notice of and to vote at the Meeting.

A proxy statement describing the matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their votes will be mailed on or about January 22, 2015 to all shareholders entitled to vote at the Meeting.  Such proxy statement is being furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K together with this Notice of Annual General Meeting of Shareholders and will be available on the Company’s website www.enzymotec.com.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting.  Accordingly, after reading this Notice of an Extraordinary General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided (or vote by telephone or over the Internet in accordance with the instructions on your proxy card if you hold your shares in “street name” as described below and the proxy card allows this). The proxy card must be received by our transfer agent or at our registered office at least 48 hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the meeting, unless they are accepted as provided in the Proxy Statement. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, you should complete the voting instruction card that will be sent to you in order to direct your broker, trustee or nominee how to vote your shares.  You may also be able to provide such voting instructions via the Internet, at the website www.proxyvote.com.

Sincerely, Steve Dubin Chairman of the Board of Directors

January 22, 2015

ENZYMOTEC LTD.
Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel
+ 972 74 717 7177
______________________

PROXY STATEMENT
______________________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Enzymotec Ltd., which we refer to as the Board, and Enzymotec or the Company, respectively, to be voted at the Company’s extraordinary general meeting of shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of an Extraordinary General Meeting of Shareholders. The Meeting will be held at 5:00 p.m. (Israel time) on Thursday, February 12, 2015, at our offices at Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel.

This Proxy Statement, the attached Notice of an Extraordinary General Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available to holders of Enzymotec ordinary shares on or about January 22, 2015.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Friday, January 9, 2015, the record date for the Meeting, or the Record Date. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)	To elect Mr. Holger Liepmann to serve as a class I director of the Company to serve until our annual meeting of shareholders in 2017 and to approve his compensation terms;

(2)	To approve changes in compensation terms for four members of our Board; and

(3)	To approve equity grants to Dr. Ariel Katz, our President and Chief Executive Officer.

       We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote FOR each of the above proposals.

The Proxy

Oren Bryan, our Chief Financial Officer, or Shiran Gazit, our General Counsel, respectively, or either of them, may be appointed as proxies by the shareholders entitled to vote at the Meeting with respect to the matters to be voted upon at the Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company by mail at its offices at Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel, Attention: Shiran Gazit, or by facsimile to + 972 74 717 7001, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. Subject to applicable law and the rules of The NASDAQ Stock Market, if no instructions are indicated in such proxies with respect to the proposals, the shares represented by properly executed and received proxies, will be voted “FOR” each of the proposals.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered by mail to the Company at its offices at Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel, Attention: Shiran Gazit, or by facsimile to + 972 74 717 7001, or to the Company’s transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, at least forty eight (48) hours prior to the time of the Meeting canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the chairperson of the Meeting or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy. If you hold shares through a bank, broker or other nominee as discussed below in more detail, you must contact that firm to revoke any prior voting instructions.

Shareholders Entitled to Vote – Record Date

Shareholders of record who held ordinary shares at the close of business on January 9, 2015 are entitled to notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee that is a shareholder of record of the Company at the close of business on the Record Date, or that appear in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed “legal proxy” from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

Quorum

On January 9, 2015, we had 22,482,509 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the close of business on the record date, Friday, January 9, 2015, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of the voting power of our shares. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular proposal and has not received instructions from the beneficial owner.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, the approval of Proposal Three requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon

●
approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of the vote on Proposal Three, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder for purposes of Proposal Three if it holds or controls, by itself or together with others, 25% or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our Company as of the current time for purposes of the vote on Proposal Three.

A “personal interest” of a shareholder, for purposes of the vote on Proposal Three, (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of its shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on Proposal Three; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote on Proposal Three. Since it is highly unlikely that any of our public shareholders has a personal interest in Proposal Three and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder and has no personal interest with respect to Proposal Three.  If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on Proposal Three, you should indicate the existence of a personal interest on the enclosed proxy card and should furthermore contact our General Counsel, Shiran Gazit, at shiran@enzymotec.com, who will advise you as to how to submit your vote for Proposal Three. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest in the approval of Proposal Three, you may also contact the representative managing your account, who could then contact our General Counsel on your behalf.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote.  Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote

You can vote your shares by attending the Meeting.  If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares are receiving proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be accessible at the “Investor Relations” portion of the Company’s website, as described below under “Availability of Proxy Materials.”

Please follow the instructions on the proxy card.  If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name”, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card.  Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet at www.proxyvote.com.  Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

If you do not specify how you want to vote on your voting instruction card, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the proposals. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted to ensure that you participate in the voting on these important matters.

Voting Results

The final voting results will be tallied by the Company’s General Counsel and will be published following the Meeting on a Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Solicitation of Proxies

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs of the contractor will be paid by the Company.

Shares Outstanding

As of January 9, 2015, the Company had 22,482,509 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

Availability of Proxy Materials

Copies of the proxy card, the Notice of an Extraordinary General Meeting of Shareholders and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, www.enzymotec.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, based on the Company’s public filings, and (ii) all of our directors and executive officers as a group, as of January 9, 2015.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Galam (3)	4,623,232	20.6%
Paulson & Co. Inc. (5)	4,177,830	18.6%
Visium Balanced Master Fund, Ltd.(6)	2,125,000	9.5%
XT Hi-Tech Investments (1992) Ltd. (4)	1,889,315	8.4%
Directors and executive officers as a group (15 persons) (7)	1,130,713	4.9%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 22,482,509 ordinary shares issued and outstanding as of January 9, 2015.

(3)
Consists of 3,318,856 ordinary shares held by Galam Management and Marketing Agricultural Cooperative Society Ltd. (“Galam M&M”) and 1,304,376 ordinary shares held by Galam Ltd. (“Galam Ltd.”), its wholly-owned subsidiary. The management boards of the two entities are comprised of the same people and hold voting and dispositive power over the shares held by the two entities. As such, the members of the boards may be deemed to be the beneficial owners of those shares. There are 13 members of the management boards, two of which, Imanuel (Mani) Wasserman and Yossi Peled, are also members of our board of directors. A majority of the shares of Galam M&M are held by Ochmanit the Economic Union for Ma’anit Agricultural Cooperative Society Ltd. (“Ochmanit”). Ochmanit is wholly-owned by Kibbutz Ma’anit and its members with 51% of the voting rights held by Kibbutz Ma’anit. A majority of the members of the management boards of Galam M&M and Galam Ltd. are appointed by Ochmanit, in part based on candidates nominated by a vote of the members of Kibbutz Ma’anit.  Established in 1935, Kibbutz Ma’anit is a communal society, referred to in Hebrew as a “kibbutz,” with approximately 180 members located near Pardes-Hanna between Tel Aviv and Haifa. The Kibbutz is engaged in a number of economic activities, including agriculture and industrial operations, and holds its assets on a communal basis. No members of Kibbutz Ma’anit are employed by us. The address of this shareholder is Kibbutz Maanit, Menashe, 3785500, Israel.

(4)
Consists of 1,889,315 shares held by XT Hi-Tech Investments (1992) Ltd. (formerly Ofer Hi-Tech Investments Ltd.).  XT Hi-Tech Investments (1992) Ltd. is an indirect wholly-owned subsidiary of XT Investments Ltd., which is a direct wholly-owned subsidiary of XT Holdings Ltd. (formerly Ofer Holdings Group Ltd.), of which Orona Investments Ltd., or Orona, and Lynav Holdings Ltd., or Lynav, are each the direct owners of one-half of the outstanding ordinary shares. Udi Angel indirectly controls Orona.  Lynav is held 95% by CIBC Bank and Trust Company (Cayman) Ltd., or CIBC, as trustee of a discretionary trust established in the Cayman Islands. Udi Angel is member of the board of directors of XT Hi-Tech Investments (1992) Ltd. and has a casting vote with respect to various decisions taken by the board, including voting and disposition over our shares. As such, he may be deemed to have beneficial ownership over our shares held by XT Hi-Tech Investments (1992) Ltd. The address of this shareholder is 9 Andre Saharov Street, P.O. Box 15090, Haifa 31905, Israel.

(5)
Based on a Schedule 13G/A filed by Paulson & Co. Inc. on March 10, 2014, consists of 4,177,830 ordinary shares held by Paulson & Co. Inc. (“Paulson”), an investment advisor that is registered under the Investment Advisors Act of 1940.  In its role as investment advisor, or manager, Paulson possesses voting and/or investment power over our shares that are owned by various onshore and offshore investment funds (the "Funds").  All securities reported above are owned by the Funds.  The address of this shareholder is 1251 Avenue of the Americas, New York, NY 10020.

(6)
Based on information provided to the Company by Visium Balanced Master Fund, Ltd. includes 2,125,000 ordinary shares held by Visium Balanced Master Fund, Ltd., a Cayman Islands corporation (“VBMF”). Visium Asset Management, LP, a Delaware limited partnership (“VAM”) is an investment manager of the pooled assets of VBMF and as such may be deemed to beneficially own the ordinary shares held by VBMF.  JG Asset, LLC, a Delaware limited liability company (“JG Asset”) is the General Partner of VAM and as such may be deemed to beneficially own the ordinary shares beneficially owned by VAM.  Jacob Gottlieb is the Managing Member of JG Asset and as such may be deemed to beneficially own the ordinary shares beneficially owned by JG Asset. This shareholder’s principal business office is c/o Visium Asset Management, LP, 888 Seventh Avenue, New York, NY 10019.

(7)
Consists of (i) 572,417 ordinary shares directly or beneficially owned by the Company’s directors and executive officers; and (ii) 558,296 ordinary shares constituting the cumulative aggregate number of options granted to the executive officers and directors which will have vested within 60 days of January 9, 2015.

PROPOSAL ONE

ELECTION OF MR. HOLGER LIEPMANN AS A CLASS I DIRECTOR TO SERVE
UNTIL OUR ANNUAL GENERAL MEETING OF SHAREHOLDERS IN 2017 AND THE
APPROVAL OF THE TERMS OF HIS COMPENSATION

Background

Under our Articles of Association, our directors (other than our external directors as such term is defined in the Israeli Companies Law) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (other than our external directors). At each annual meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors of the relevant class of directors is for a term of office that expires on the date of the third annual meeting following such election or reelection, such that each year the term of office of one class of directors expires.

Under our articles of association, our Board must consist of not less than five and not more than nine directors, not including the two external directors as required by the Companies Law.  Our Board currently consists of a total of five directors and two external directors.   We currently have one class I director, Mr. Yossi Peled, who will hold office until the annual meeting of our shareholders in 2017. Our Class II directors, Dr. Imanuel (Mani) Wasserman and Mr. Nir Belzer, will hold office until the annual meeting of our shareholders in 2015. Our Class III directors, Mr. Steve Dubin and Prof. Dov Pekelman, will hold office until the annual meeting of our shareholders in 2016. In addition, our two external directors, Ms. Michal Silverberg and Mr. Joseph Tenne, serve on the Board for fixed three-year periods in accordance with the Israeli Companies Law.

Our Nominating and Governance Committee has recommended the nomination by the Board, and the election by our shareholders at the Meeting, of Mr. Holger Liepmann as a Class I director to serve until our annual meeting of shareholders in 2017. Our Board approved this recommendation and has, in turn, nominated Mr. Liepmann and recommended to our shareholders to elect him at the Meeting to serve as a Class I director until our annual meeting of shareholders in 2017.

Under the Nasdaq Rules, a majority of our directors must meet the independence requirements specified in those rules. Each of the current members of our Board is independent under those rules.  Further, our Board has determined that Mr. Liepmann does not have a relationship with the Company that would preclude a finding of independence.  Therefore, provided Mr. Liepmann’s candidacy is approved by our shareholders, following the Meeting, each of the members of our Board will be independent under the Nasdaq Marketplace Rules.

Set forth below is certain biographical information regarding the background and experience of Mr. Liepmann:

Holger Liepmann, currently 63, served in various positions with Abbott Laboratories from 1986 until his retirement in 2011.  From 2006 to 2011, Mr. Liepmann served as executive vice president, Nutritional Products of Abbott Laboratories.   In this capacity he was responsible for all aspects of Abbott Laboratories’ global nutritional business, including R&D, manufacturing, supply chain and commercial operations, and reported to Abbott’s CEO.   Previously, he served as executive vice president, Pharmaceutical Products Group, senior vice president, Abbott International, the commercial operations for Abbott's international pharmaceutical business, and vice president Japan Operations. He enjoyed an international career with postings in Japan, Spain, Puerto Rico, Germany and the US. Prior to joining Abbott, Mr. Liepmann worked for Bayer AG in a variety of capacities between 1975 and 1986, both in the US and in Germany. Mr. Liepmann earned a bachelor's degree from Dartmouth College and a master's degree in business administration from Stanford University.

The Companies Law provides that the compensation of directors, whether as directors, officers or consultants, requires shareholder approval and that such compensation be in line with the company’s compensation policy. In accordance with our compensation policy, our Compensation Committee and our Board have approved, subject to shareholder approval and his election as a Class I Director, compensation to Mr. Liepmann consisting of:

•
annual cash remuneration of US $40,000 plus an additional per meeting fee of US $800 for Board or Board committee meetings that Mr. Liepmann attends (with 60% of such amount payable for a meeting attended by teleconference and 50% of such amount payable with respect to a written consent);

•	options to purchase 3,750 of our ordinary shares; and
•	3,750 restricted share units, or RSUs.

The options will:

•	be granted as of the date of the Meeting;
•	vest upon our annual meeting of shareholders in 2016;
•	have an exercise price equal to the average closing sales price per share of our ordinary shares on the Nasdaq Global Market over the 30 trading day period prior to the grant date;
•	have a term expiring 10 years from the date of grant, unless earlier terminated in accordance with our 2013 Omnibus Equity Incentive Plan, or the 2013 Plan; and
•	will otherwise be subject to the terms of the 2013 Plan.

In addition, the RSUs will be granted effective as of the date of the Meeting, will vest on the date of our annual meeting of shareholders in 2016 and will otherwise be subject to the terms of the 2013 Plan.

Mr. Liepmann will also be entitled to reimbursement of expenses and director and officer indemnification and insurance consistent with those provided to our existing directors.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions at the Meeting:

“RESOLVED, that Mr. Holger Liepmann be, and hereby is, elected to serve as a Class I director of Enzymotec Ltd., effective from the date hereof, for a term expiring at the election and qualification of his successor at our annual general meeting to be held in 2017.”

“RESOLVED, that the Company shall pay annual and per meeting fees to Mr. Holger Liepmann as set forth in the Proxy Statement.”

“RESOLVED, that the Company shall grant to Mr. Liepmann options to purchase 3,750 ordinary shares and grant RSUs for 3,750 shares, all on the terms set forth in the Proxy Statement.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the election of Mr. Holger Liepmann and approval of his compensation requires the affirmative vote of shareholders present in person or represented by proxy and holding ordinary shares representing a simple majority of the votes cast.

Board Recommendation

Our Board of Directors unanimously recommends that you vote FOR all of the foregoing resolutions.

 PROPOSAL TWO

APPROVAL OF CHANGES IN COMPENSATION TERMS FOR FOUR MEMBERS OF OUR
BOARD OF DIRECTORS

Background

As stated above in Proposal One, the Companies Law provides that the compensation of directors, whether as directors, officers or consultants, requires shareholder approval and that such compensation be in line with the company’s compensation policy. Three members of our Board: Mr. Nir Belzer, Dr. Imanuel (Mani) Wasserman and Mr. Yossi Peled currently receive and have historically received no cash remuneration from the Company.  In addition, Dr. Wasserman has not previously received any equity grants from the Company.  Further, Messrs. Belzer and Peled, and Prof. Dov Pekelman last received option grants from the Company in October 2010, which options are fully vested such that these directors do not hold any unvested options to purchase ordinary shares in our Company.  In light of that, and following the conclusion of a review conducted by both our Compensation Committee and our Board of Directors, our Board, following the recommendation of our Compensation Committee, has approved the following compensation for those directors in accordance with our compensation policy and subject to the approval of our shareholders:

•
Messrs. Belzer, Wasserman and Peled will be entitled to cash compensation consisting of annual remuneration of NIS 60,000 plus an additional NIS 1,860 per each meeting of the Board or of a Board committee of which the director is a member that the director attends (with 60% of such amount payable for a meeting attended by teleconference and 50% of such amount payable with respect to a written consent of the directors).  This level of cash compensation is on par with that granted to Ms. Michal Silverberg, the Company’s external director (Mr. Joseph Tenne, our other external director, is the financial expert on our Board  and is therefore entitled to higher compensation under the relevant regulations); and

•	each of Messrs. Belzer, Wasserman, Peled and Pekelman will receive a grant of options, or the Director Options, in the amounts and pursuant to the terms described immediately below.

The number of ordinary shares for which the Director Options are exercisable will be determined based on the number of shares that would result in the Director Options granted to each of the directors having a value of $13,725, as determined using the Black-Scholes method of valuation, which is the value of the options granted to our external directors, Michal Silverberg and Joseph Tenne, upon their election to our Board.  The exercise price of the Director Options will be the average closing sales price per share of our ordinary shares on the Nasdaq Global Market over the 30 trading day period prior to the grant date. By way of example, if the Meeting were to have been held on January 9, 2015 (the record date for the Meeting), the average closing price of our ordinary shares for the 30 trading days ending on the date of the Meeting would have been $7.69, and approximately 3,500 options would have been granted to each of Messrs. Belzer, Wasserman, Peled and Pekelman in order to correspond to an annual value of $13,725.

In addition, the Director Options will:

•	be granted effective as of the date of the Meeting;
•	vest as of the date of our annual meeting of shareholders in 2016;
•	have a term expiring 10 years from the date of grant, unless earlier terminated in accordance with our 2013 Plan; and
•	will otherwise be subject to the terms of the 2013 Plan.

Proposed Resolution

We are proposing to adopt the following resolutions:

“RESOLVED, to approve the amendment of the terms of remuneration provided to Mr. Nir Belzer for service as a director of the Company, so that following such amendment Mr. Belzer shall be entitled to annual cash compensation of NIS 60,000 and an additional participation fee of NIS 1,860 per each meeting of the Board of Directors or of a Board committee of which he is a member that he attends, as described in the Proxy Statement.”

“RESOLVED, to approve the amendment of the terms of remuneration provided to Dr. Imanuel (Mani) Wasserman for service as a director of the Company, so that following such amendment Dr. Wasserman shall be entitled to annual cash compensation of NIS 60,000 and an additional participation fee of NIS 1,860 per each meeting of the Board of Directors or of a Board committee of which he is a member that he attends, as described in the Proxy Statement.”

“RESOLVED, to approve the amendment of the terms of remuneration provided to Mr. Yossi Peled for service as a director of the Company, so that following such amendment Mr. Peled shall be entitled to annual cash compensation of NIS 60,000 and an additional participation fee of NIS 1,860 per each meeting of the Board of Directors or of a Board committee of which he is a member that he attends, as described in the Proxy Statement.”

“RESOLVED, to approve the grant to Mr. Nir Belzer, for service as a director of the Company, of the Director Options, as described in the Proxy Statement.”

“RESOLVED, to approve the grant to Dr. Imanuel (Mani) Wasserman, for service as a director of the Company, of the Director Options, as described in the Proxy Statement.”

“RESOLVED, to approve the grant to Mr. Yossi Peled, for service as a director of the Company, of the Director Options, as described in the Proxy Statement.”

“RESOLVED, to approve the grant to Prof. Dov Pekelman, for service as a director of the Company, of the Director Options, as described in the Proxy Statement.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of each of the resolutions in Proposal Two requires the affirmative vote of shareholders present in person or represented by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to this proposal.

Board Recommendation

The Board of Directors unanimously recommends that you vote “FOR” each of foregoing resolutions.

PROPOSAL THREE

APPROVAL OF EQUITY GRANTS TO DR. ARIEL KATZ, OUR PRESIDENT AND CHIEF
EXECUTIVE OFFICER

Background

Under the Companies Law, any public Israeli company that seeks to approve terms of compensation of its chief executive officer is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

Dr. Ariel Katz, our President and Chief Executive Officer, last received a grant of options in March 2010, which options were fully vested as of January 2014.  Accordingly, Dr. Katz currently holds no unvested options.  In addition, based on a review of the salaries paid to CEOs of comparable companies undertaken by our Compensation Committee, Dr. Katz’s base salary, which is currently NIS 70,000 per month, is significantly below market. Therefore, following the recommendation of our Compensation Committee, the Board approved, in accordance with our Compensation Policy and subject to the approval of our shareholders, the following grants of options, or the Option Grants:

1.	Options to purchase 100,000 shares, vesting annually over a period of four years beginning on January 1, 2015; and

2.
Options to purchase 62,782 shares, vesting annually over a period of four years beginning on January 1, 2015; these Options are also subject to performance vesting conditions based on achievement of specified targets to be measured either at the conclusion of the four year vesting period or, if earlier, at the time at which our chief executive officer ceases to be employed by our Company.

In addition, all of the foregoing options shall:

•	be granted effective as of the date of the Meeting;
•	have an exercise price equal to the average closing sales price per share of our ordinary shares on the Nasdaq Global Market over the 30 trading day period prior to the grant date;
•	expire on January 1, 2025, unless earlier terminated in accordance with the 2013 Plan; and
•	will otherwise be subject to the terms of the 2013 Plan.

In addition, each of our Compensation Committee and Board approved, in accordance with our Compensation Policy and subject to the approval of our shareholders, the following grants of RSUs, or the RSU Grants:

1.	50,000 RSUs, vesting annually over a period of four years beginning on January 1, 2015; and

2.
31,391 RSUs, vesting annually over a period of four years beginning on January 1, 2015; these RSUs are also subject to performance vesting conditions based on achievement of specified performance targets to be measured either at the conclusion of the four year vesting period or, if earlier, at the time at which our chief executive officer ceases to be employed by our Company.

All of the foregoing RSUs will be granted as of the date of the Meeting and will otherwise be subject to the terms of the 2013 Plan.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, that the Option Grants and RSU Grants to Dr. Ariel Katz, president and chief executive officer of the Company, as described in Proposal Three of the Proxy Statement with respect to the Meeting, be, and the same hereby are, approved.”

Required Vote

As described above, the approval of the Option Grants and RSU Grants requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to such proposal. Furthermore, under the Companies Law, the approval of the Option Grants and RSU Grants requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

A shareholder that possesses a personal interest or is a controlling shareholder is qualified to participate in the vote; however, the vote of such shareholder may not be counted towards the majority requirement described in clause (i) above and will not count towards the 2% threshold described in clause (ii) above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote. Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, has no personal interest with respect to the Option Grants and the RSU Grants.  If you believe that you, or a related party of yours, possesses a personal interest and you wish to participate in the vote on this proposal, you should indicate such personal interest in the space provided in the space provided on the proxy card (or on the voting instruction form) and instead of filling in your vote for Proposal Three, you should instead contact our General Counsel, Shiran Gazit at shiran@enzymotec.com, who will advise you as to how to submit your vote. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest, you may also contact the representative managing your account, who could then contact our general counsel on your behalf.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the Option Grants and RSU Grants.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of an Extraordinary General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

ADDITIONAL INFORMATION

The Company’s Registration Statement, filed on Form F-1 with the SEC on March 3, 2014 and the Company’s Annual Report on Form 20-F with the SEC on February 13, 2014 (as amended on February 18, 2014), are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.enzymotec.com.

 The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules

Migdal Ha’Emek, Israel January 22, 2015	By order of the Board of Directors: Steve Dubin, Chairman of the Board of Directors